UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2014 Commission File Number: 001-34602
DAQO NEW ENERGY CORP.
666 Longdu Avenue Wanzhou, Chongqing 404000 People’s Republic of China (86-23) 6486-6666
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAQO NEW ENERGY CORP.

By:	/s/ Gongda Yao
Name:	Gongda Yao
Title:	Chairman and Chief Executive Officer

Date: December 23, 2014

EXHIBIT INDEX

Exhibit 99.1 — Unaudited Condensed Consolidated Financial Statements

Exhibit 99.2 — Discussion of Unaudited Financial Results of Nine Months Ended September 30, 2014 and 2013

EX-101.INS XBRL Taxonomy Instance Document

EX-101.SCH XBRL Taxonomy Extension Schema Document

EX-101.CAL XBRL Taxonomy Calculation Linkbase Document

EX-101.DEF XBRL Taxonomy Extension Definition Linkbase Document

EX-101.LAB XBRL Taxonomy Label Linkbase Document

EX-101.PRE XBRL Taxonomy Presentation Linkbase Document